UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 19, 2008**

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA	**24541**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 434-792-5111

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 18, 2008, Charles H. Harris and Martha W. Medley were elected to serve on the Company's board of directors. The initial terms for Mr. Harris and Ms. Medley will expire at the 2009 annual meeting, at which time they will be subject to election by the shareholders.

Mr. Harris is Vice President for Student Services at Averett University in Danville, Virginia. Ms. Medley is a partner in the law firm of Daniel, Medley & Kirby, P.C., with offices in Martinsville and Danville, Virginia.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal year

On November 18, 2008, the Board of Directors of American National Bankshares Inc. (the "Company") amended the Company's bylaws to increase the size of the board of directors from eleven to thirteen persons.

The Bylaws of the Company, as amended, are funished with this Current Report on Form 8-K as Exhibit 3.2.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits:
Exhibit

Number	Description
3.2	Bylaws of American National Bankshares Inc.; amended November 18, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 19, 2008   /s/ Neal A. Petrovich
                Senior Vice President and Chief Financial Officer